

November 24, 2020

Timothy Orr
President
GridIron BioNutrients, Inc.
6991 East Camelback Road
Suite D-300
Scottsdale, AZ 85251

       Re: GridIron BioNutrients, Inc.
          Preliminary Information Statement on Schedule 14C
          Filed November 13, 2020
          File No. 000-55852

Dear Mr. Orr:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed November 13, 2020

General

1. We note your disclosure that holders of approximately 50.3% of your outstanding securities entitled to consent have approved the reverse stock split. It appears from your disclosure at page six that officers, directors and greater than 5% owners of your common stock account for less than 50% of the outstanding common stock. Please describe how the consent was obtained, identifying the consenting shareholders and the percentage of ownership held by each of such shareholders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian A. Pearlman, Esq.